Exhibit 99.2

Aurinia Pharmaceuticals Inc.

Consolidated Financial Statements
December 31, 2015
(expressed in thousands of US dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Aurinia Pharmaceuticals Inc. (the Company) are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect, where appropriate, management’s best estimates and judgments based on currently available information. Management has prepared the financial information presented elsewhere in the Management’s Discussion and Analysis and has ensured it is consistent with the consolidated financial statements.

The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors (the Board) exercises its responsibility over the consolidated financial statements and over financial reporting and internal controls principally through the Company’s Audit Committee. The Board appoints the Audit Committee and its members are outside and unrelated directors. The Audit Committee meets periodically with management to discuss internal controls over the financial reporting process and financial reporting issues and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board before such statements are approved by the Board. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

(Signed) “Stephen Zaruby”	(Signed) “Dennis Bourgeault”

Chief Executive Officer	Chief Financial Officer

Victoria, British Columbia
March 18, 2016

March 18, 2016

Independent Auditor’s Report

To the Shareholders of
 Aurinia Pharmaceuticals Inc.

We have audited the accompanying consolidated financial statements of Aurinia Pharmaceuticals Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
TD Tower, 10088 102 Avenue NW, Suite 1501, Edmonton, Alberta, Canada T5J 3N5
T: +1 780 441 6700, F: +1 780 441 6776

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aurinia Pharmaceuticals Inc. and its subsidiaries as at December 31, 2015 and December 31, 2014 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw attention to note 2 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Aurinia Pharmaceuticals Inc.’s ability to continue as a going concern.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Aurinia Pharmaceuticals Inc.
Consolidated Statements of Financial Position
As at December 31, 2015 and December 31, 2014

(expressed in thousands of US dollars)

	2015	2014
	$	$

Assets

Current assets
Cash and cash equivalents (note 5)	5,756	22,706
Short-term investment (note 6)	9,997	9,998
Accounts receivable	47	92
Prepaid expenses and deposits	734	755

	16,534	33,551

Property and equipment (note 7)	36	52

Acquired intellectual property and other intangible assets (note 8)	16,997	18,489

Prepaid deposits	-	286

	33,567	52,378
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	3,333	2,464
Current portion of deferred revenue (note 10)	168	217
Provision for restructuring costs (note 15)	116	155

	3,617	2,836

Deferred revenue (note 10)	678	847

Provision for restructuring costs (note 15)	-	116

Contingent consideration (note 11)	3,810	3,473

Derivative warrant liability (note 12)	5,499	11,235

	13,604	18,507

Shareholders’ Equity

Share capital
Common shares (note 13)	261,645	259,712
Warrants (note 13)	1,297	1,804

Contributed surplus	15,579	12,306

Accumulated other comprehensive loss	(805)	(805)

Deficit	(257,753)	(239,146)

	19,963	33,871

	33,567	52,378

Going concern (note 2)

Commitments and contingencies (note 22)

Approved by the Board of Directors

(signed) Richard Glickman	(signed) Charles A. Rowland Jr.
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2015 and December 31, 2014

(expressed in thousands of US dollars, except per share data)

	2015	2014
	$	$

Revenue (note 10)
Licensing revenue	118	118
Research and development revenue	100	100
Contract services	17	60

	235	278

Expenses
Research and development (note 14)	15,982	9,112
Corporate, administration and business development (note 14)	6,263	6,890
Amortization of acquired intellectual property and other intangible assets (note 8)	1,536	1,480
Amortization of property and equipment	22	41
Contract services	12	37
Other expense (income) (note 16)	128	(1,703)
Restructuring costs (note 15)	-	1,068
	23,943	16,925

Net loss before gain (loss) on derivative warrant liability	(23,708)	(16,647)

Gain (loss) on derivative warrant liability (note 12)	5,101	(2,774)

Net loss for the year	(18,607)	(19,421)

Other comprehensive loss
Translation adjustment that will not be reclassified subsequently to loss	-	(605)

Comprehensive loss for the year	(18,607)	(20,026)

Net loss per common share (note 18) (expressed in $ per share)
Basic and diluted loss per common share	(0.58)	(0.67)

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
For the years ended December 31, 2015 and December 31, 2014

(expressed in thousands of US dollars)

					Accumulated
					other	Shareholders’
	Common		Contributed		comprehensive	equity
	shares	Warrants	surplus	Deficit	loss	(deficit)
	$	$	$	$	$	$

Balance – January 1, 2015	259,712	1,804	12,306	(239,146)	(805)	33,871

Exercise of warrants (note 13(b))	1,020	(335)	-	-	-	685
Exercise of cashless warrants	636	-	-	-	-	636
Expiry of warrants	-	(172)	172	-	-	-
Exercise of stock options	277	-	(123)	-	-	154
Stock-based compensation (note 13(c))	-	-	3,224	-	-	3,224
Net loss and comprehensive loss for the year	-	-	-	(18,607)	-	(18,607)

Balance – December 31, 2015	261,645	1,297	15,579	(257,753)	(805)	19,963

Balance – January 1, 2014	220,908	2,256	10,074	(219,725)	(200)	13,313
Issue of units (note 13(a))	40,059	-	-	-	-	40,059
Share issue costs	(2,844)	-	-	-	-	(2,844)
Exercise of warrants (note 13(b))	1,589	(406)	-	-	-	1,183
Expiry of warrants	-	(46)	46	-	-	-
Stock-based compensation (note 13(c))	-	-	2,186	-	-	2,186
Net loss for the year	-	-	-	(19,421)	-	(19,421)
Comprehensive loss for the year	-	-	-	-	(605)	(605)

Balance – December 31, 2014	259,712	1,804	12,306	(239,146)	(805)	33,871

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2015 and December 31, 2014

(expressed in thousands of US dollars)

	2015	2014
	$	$

Cash flow provided by (used in)

Operating activities
Net loss for the year	(18,607)	(19,421)
Adjustments for
Amortization of deferred revenue	(218)	(218)
Amortization of property and equipment	22	41
Amortization of acquired intellectual property and other intangible assets	1,536	1,480
Change in value of short-term investment	(25)	(4)
Revaluation of contingent consideration	337	848
Change in provision for restructuring costs	(155)	271
Loss (gain) on derivative warrant liability	(5,101)	2,128
Stock-based compensation	3,224	2,186
Gain on warrant liability	-	(2,834)
Share issue costs allocated to derivative warrant liability	-	646
Share issue costs allocated to warrant liability	-	203
Gain on disposal of property and equipment	-	(4)

	(18,987)	(14,678)
Net change in other operating assets and liabilities (note 20)	1,221	(2,230)

Net cash used in operating activities	(17,766)	(16,908)

Investing activities
Purchase of short-term investment	(19,983)	(9,994)
Proceeds on disposal of short-term investments	20,010	-
Proceeds on disposal of equipment	-	4
Purchase of equipment and leaseholds	(6)	(58)
Capitalized patent costs	(44)	(32)

Net cash used in investing activities	(23)	(10,080)

Financing activities
Payment of financing milestone to ILJIN	-	(1,600)
Proceeds from exercise of warrants	685	1,183
Proceeds from exercise of stock options	154	-
Proceeds from issuance of units, net	-	48,307

Net cash generated from financing activities	839	47,890

Effect of exchange rate changes on cash and cash equivalents	-	(17)

Increase (decrease) in cash and cash equivalents during the year	(16,950)	20,885

Cash and cash equivalents – Beginning of year	22,706	1,821

Cash and cash equivalents – End of year	5,756	22,706

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

1	Corporate information

Aurinia Pharmaceuticals Inc. or the Company is a clinical stage pharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia, V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta, T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange (TSX) under the symbol AUP. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma Corp., Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2	Going concern

These consolidated financial statements have been prepared using International Financial Reporting Standards (IFRS) applicable to a going concern, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital.

As at December 31, 2015, the Company had net working capital of $12,917,000 compared to $30,715,000 as at December 31, 2014. For the year ended December 31, 2015, the Company reported a loss of $18,607,000 (2014 – $19,421,000) and a cash outflow from operating activities of $17,766,000 (2014 – $16,908,000). As at December 31, 2015, the Company had an accumulated deficit of $257,753,000 (2014 – $239,146,000).

Management believes the Company has sufficient working capital to reach the 24-week primary endpoint for its Phase 2b lupus nephritis (LN) clinical trial, which completed enrollment on January 18, 2016. The Company expects to release the 24-week primary endpoint data in the third quarter of 2016. Management considers this a key milestone event for the Company. In order to complete the remainder of this LN clinical trial and be able to undertake further development and commercialization of voclosporin, the Company will need to raise additional funds within the next 12 months.

On October 16, 2015, the Company filed a Short Form Base Shelf Prospectus (the Shelf Prospectus). The Shelf Prospectus and corresponding shelf registration statement allows the Company to offer up to $250,000,000 of common shares, warrants and subscription receipts or any combination thereof during the 25-month period that the Shelf Prospectus is effective. The Shelf Prospectus is intended to give the Company the capability to access new capital from time to time. The Company intends to undertake an offering within the next 12 months of operations in order to sustain the Company’s operations and complete the current Phase 2b LN clinical trial.

(1)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

The outcome of such an offering is dependent on a number of factors outside of the Company’s control. The nature of the biotechnology sector and current financial equity market conditions make the success of any future financing ventures uncertain. There is no assurance any new financings will be successful. This uncertainty casts significant doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The success of the Company and recoverability of amounts expended on research and development to date, including capitalized intangible assets, are dependent on the ability of the Company to raise additional cash, then to complete development activities, receive regulatory approval and to be able to commercialize voclosporin in the key markets and indications, whereby the Company can achieve future profitable operations. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development or curtail certain or all of the Company’s operations. There is no assurance these initiatives will be successful.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3	Basis of preparation

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Board of Directors on March 16, 2016.

Basis of measurement

The consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments recognized at fair value.

Functional and presentation currency

These consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.

(2)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

Effective January 31, 2014, the Company changed its functional currency from the Canadian dollar (CA$) to the United States dollar (US$). The change in functional currency, which was accounted for prospectively, was to better reflect the Company’s business activities, which are primarily denominated in US$, and to improve investors’ ability to compare the Company’s financial results with other publicly traded entities in the biotech industry. In addition, the Company changed its presentation currency to US$ and followed the guidance in International Accounting Standard (IAS) 21, The Effects of Changes in Foreign Exchange Rates. Accordingly, the Company has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the consolidated financial statements for all years and periods presented have been translated into US$ presentation currency. In addition, the Company adopted a policy of not reassessing the classification of warrants after initial issuance and therefore there was no effect to previously issued warrants exercisable in CA$.

Summary of significant accounting policies and changes in accounting policies

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies. The Company has a 100% voting interest in all of its subsidiaries.

Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated.

Translation of foreign currencies

The monetary assets and liabilities of operations denominated in foreign currencies are translated into US$ at rates of exchange in effect at the end of the period. Revenues and expenses related to monetary assets and liabilities are translated at average rates of exchange during the period. Exchange gains and losses arising on translation are included in the consolidated statements of operations and comprehensive loss.

Revenue recognition

Payments received under collaboration agreements may include upfront payments, milestone payments, contract services, royalties and licence fees. Revenues for each unit of accounting are recorded as described below:

•	Licensing and research and development revenues

The Company has agreements in specific regions with strategic partners. Licensing agreements usually include one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration

(3)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

Licence fees representing non-refundable payments received at the time of signature of licence agreements are recognized as revenue upon signature of the licence agreements when the Company has no significant future performance obligations and collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.

•	Milestone payments

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when the Company has no significant future performance obligations in connection with the milestones.

•	Contract services

Revenues from contract services are recognized as services are rendered, the price is fixed or determinable and collection is reasonably assured.

•	Royalty payments

Royalty income is recognized on the accrual basis in accordance with the substance of the relevant agreement.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Property and equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repair and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

The major categories of property and equipment are amortized on a straight-line basis as follows:

Leasehold improvements	term of the lease
Scientific and office equipment and furniture	20%
Computer equipment and software	33.3%

(4)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

Acquired intellectual property and other intangible assets

External patent costs specifically associated with the preparation, filing and obtaining of patents are capitalized and amortized straight-line over the shorter of the estimated useful life and the patent life, commencing in the year of the grant of the patent. Other intellectual property expenditures are recorded as research and development expenses on the consolidated statements of operations and comprehensive loss as incurred.

Separately acquired intellectual property is shown at historical cost. The initial recognition of a reacquired right is recognized as an intangible asset measured on the basis of the remaining contractual term of the related contract regardless of whether market participants should consider potential contractual renewals when measuring its fair value. If the terms of the contract giving rise to a reacquired right are favourable or unfavourable relative to the terms of current market transactions for the same or similar items, the difference is recognized as a gain or loss in the consolidated statements of operations and comprehensive loss. Purchased intellectual property and reacquired rights are capitalized and amortized on a straight-line basis in the consolidated statements of operations and comprehensive loss over the patent life, which is typically 20 years. The Aspreva Lupus Management Study database is amortized over 10 years.

Impairment of non-financial assets

Property and equipment and acquired intellectual property and other intangible assets with a finite useful life are tested for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Proceeds from the issue of common share purchase warrants (warrants) treated as equity are recorded as a separate component of equity. Costs incurred on the issue of warrants are netted against proceeds. Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model, which incorporates certain input assumptions including the warrant price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value is included as a component of equity and is transferred from warrants to common shares on exercise.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

(5)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

Research and development

Research costs are expensed in the year incurred. These costs include salaries and benefits for research and development personnel, costs associated with clinical trials managed by contract research organizations, and other costs associated with research, development and regulatory activities. The Company uses external service providers to conduct clinical trials, to manufacture supplies of product candidates and to provide various other research and development related products and services. Development costs are expensed in the year incurred unless they meet the criteria for capitalization which include technical feasibility, the intention to use or sell, the ability to use or sell, probable future economic benefits and the ability to develop the intangible asset. No development costs have been capitalized to date.

Stock-based compensation

The Company records stock-based compensation related to employee stock options granted using the estimated fair value of the options at the date of grant. The estimated fair value is expensed as employee benefits over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related services and non-market performance conditions at the vesting date. The corresponding charge is to contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital.

Leases

Operating lease payments are recognized in net income (loss) on a straight-line basis over the term of the lease.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statements of operations and comprehensive loss except to the extent that it relates to items recognized directly in shareholders’ equity (deficit), in which case the income tax is also recognized directly in shareholders’ equity (deficit).

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the consolidated statements of financial position dates and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable the assets can be recovered.

(6)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

Deferred income tax assets and liabilities are presented as non-current.

Earnings (loss) per share

Basic earnings (loss) per share (EPS) is calculated by dividing the net income (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options and warrants.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date.

At initial recognition, the Company classifies its financial instruments in the following categories:

i)

Financial assets and liabilities at fair value through profit or loss: a financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other expense (income) in the period in which they arise.

ii)

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise accounts receivables, cash and cash equivalents and short-term investment and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(7)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

iii)

Available for sale financial assets: Available for sale assets are non-derivative financial assets that are designated as available for sale and are not categorized into any of the other categories described above. They are initially recognized at fair value including direct and incremental transaction costs. They are subsequently recognized at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale, when the cumulative gain or loss is transferred to the consolidated statements of operations and comprehensive loss. Interest is determined using the effective interest method, and impairment losses and translation differences on monetary items are recognized in the consolidated statements of operations and comprehensive loss. The Company does not have any available for sale assets.

iv)

Financial liabilities at amortized cost: Financial liabilities at amortized cost are composed of accounts payable and accrued liabilities. Trade payables and accrued liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce payables to fair value. Subsequently, accounts payableS are measured at amortized cost using the effective interest method. These are classified as current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities.

v)

Financial liabilities at fair value: Contingent consideration provided to ILJIN Life Science Co., Ltd. (ILJIN) (see note 11) and derivative warrant liability (see note 12) are financial liabilities recorded at fair value with subsequent changes in fair value recorded in the consolidated statements of operations and comprehensive loss.

Impairment of financial assets

•	Financial assets carried at amortized cost

At each statement of financial position date, the Company assesses whether there is objective evidence a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the consolidated statements of operations and comprehensive loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. For practical reasons, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

(8)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2016 and have not been applied in preparing these consolidated financial statements. None of these new standards or amendments is expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

•	IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is yet to assess IFRS 9’s full impact.

•	IFRS 15, Revenue from Contracts with Customers, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of goods or services and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company is yet to assess the impact of IFRS 15.

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is an optional exemption for certain short-term leases and leases of low value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application if IFRS 15 is also applied. Management is assessing the potential impact the adoption of IFRS 16 will have on the Company’s consolidated financial statements.

There are no other IFRS or International Financial Reporting Interpretations Committee (IFRIC) interpretations that are not yet effective that would be expected to have a material impact on the Company.

(9)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

4	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Critical estimates in applying the Company’s accounting policies

•	Contingent consideration

Contingent consideration is a financial liability recorded at fair value (note 11). The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as future foreign exchange rates and the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations.

The key assumptions used by management include the probability of success for each milestone (35% –70%) and a discount rate of 10%. There has been no change made to the key assumptions except for a discount rate change to 10% as at March 31, 2014 from 15% used in 2013, which reflects the Company’s reduced credit risk. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the obligation by approximately $734,000 as at December 31, 2015. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the obligation by approximately $734,000 as at December 31, 2015. If the discount rate were to increase to 12%, this would decrease the obligation by approximately $166,000. If the discount rate were to decrease to 8%, this would increase the obligation by approximately $181,000.

(10)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

•	Derivative warrant liability

Warrants issued pursuant to a private placement in 2014 that are exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered a derivative liability and therefore measured at fair value.

The Company uses the Black-Scholes option pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants. The impact of changes in key assumptions is described in note 12.

•	Fair value of stock options

Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity (deficit). The key assumption used by management is the stock price volatility. If the stock price volatility was higher by a factor of 10% on the option grant dates in 2015, this would have increased annual stock compensation expense by approximately $147,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $158,000.

Critical judgments in applying the Company’s accounting policies

•	Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or licence fees is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change, future operating results could be affected.

•	Impairment of intangible assets

The Company follows the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, the Company is required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which the Company operates as well as the results of its ongoing development programs. Management also considers the carrying amount of the Company’s net assets in relation to its market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at December 31, 2015, management concluded there were none.

(11)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

5	Cash and cash equivalents

	2015	2014
	$	$

Cash at bank and on hand	5,756	2,706
Short-term bank deposits	-	20,000

	5,756	22,706

6	Short-term investment

The short-term investment, recorded initially at fair value and subsequently at amortized cost using the effective interest method, is a six-month HSBC Bank US denominated discount note due on February 10, 2016, with an amortized cost of $9,997,000 and an initial cost of $9,984,000 (2014 – six-month HSBC US denominated discount note with an amortized cost of $9,998,000 and an initial cost of $9,991,000). The note has an effective interest rate of 0.311% (2014 – 0.18%).

7	Property and equipment

		Scientific
		and office	Computer
		equipment	equipment
	Leasehold	and	and
	improvements	furniture	software	Total
	$	$	$	$
Year ended December 31, 2015
As at January 1, 2015	28	11	13	52
Additions	-	-	6	6
Amortization	(12)	(3)	(7)	(22)

Net book value	16	8	12	36

As at December 31, 2015
Cost	1,727	1,169	149	3,045
Accumulated amortization	(1,711)	(1,161)	(137)	(3,009)

Net book value	16	8	12	36

Year ended December 31, 2014
As at January 1, 2014	-	7	30	37
Additions	34	9	15	58
Amortization	(6)	(5)	(30)	(41)
Translation adjustment	-	-	(2)	(2)

Net book value	28	11	13	52

As at December 31, 2014
Cost	1,727	1,202	228	3,157
Accumulated amortization	(1,699)	(1,191)	(215)	(3,105)

Net book value	28	11	13	52

(12)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

For the year ended December 31, 2015, the Company disposed of fully depreciated equipment for proceeds of $nil, resulting in a gain of $nil (2014 – $4,000 resulting in a gain of $4,000).

8	Acquired intellectual property and other intangible assets

		Acquired
		intellectual
		property and
		reacquired
	Patents	rights	Total
	$	$	$
Year ended December 31, 2015
Opening net book value	1,291	17,198	18,489
Additions	44	-	44
Amortization for the year	(251)	(1,285)	(1,536)

Closing net book value	1,084	15,913	16,997

As at December 31, 2015
Cost	2,274	19,075	21,349
Accumulated amortization	(1,190)	(3,162)	(4,352)

Net book value	1,084	15,913	16,997

Year ended December 31, 2014
Opening net book value	1,522	19,360	20,882
Additions	32	-	32
Amortization for the year	(194)	(1,286)	(1,480)
Translation adjustment	(69)	(876)	(945)

Closing net book value	1,291	17,198	18,489

As at December 31, 2014
Cost	2,366	19,075	21,441
Accumulated amortization	(1,075)	(1,877)	(2,952)

Net book value	1,291	17,198	18,489

For the year ended December 31, 2015, the Company wrote off $136,000 of fully amortized patent costs related to specific non-core abandoned voclosporin patents/ patent applications (2014 – $nil). For the year ended December 31, 2014, the Company wrote off $191,000 of fully amortized costs related to the disposition of the Non-Immunosuppressive Cyclosporine Analogue Molecules (NICAMs) patent portfolio (see note 15).

(13)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

9	Accounts payable and accrued liabilities

	2015	2014
	$	$

Trade payables	2,079	1,392
Other accrued liabilities	512	390
Employee accruals	742	682

	3,333	2,464

10	Revenue and deferred revenue

	2015	2014
	$	$
Revenue is composed of
Licensing revenue – 3SBio	118	118
Research and development revenue – Paladin	100	100
Contract services	17	60

	235	278

Licensing and research and development fee revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

Development, distribution and licence agreement with 3SBio, Inc.

On August 23, 2010, the Company and 3SBio, Inc. (3SBio) completed a Development, Distribution and Licence Agreement for voclosporin for the territories of China, Hong Kong and Taiwan. The transaction with 3SBio included a non-refundable licensing fee of $1,500,000, which was originally recorded as deferred revenue.

Under the agreement, the primary substantive obligations of the Company are to grant the licence and transfer intellectual knowledge to 3SBio. Management believes it had fulfilled these obligations by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance that may be provided to 3SBio will be performed on a full cost recovery basis. For accounting purposes, when services are to be performed by an indeterminate number of acts over a specific period of time, revenue is recognized on a straight-line basis over this future period. As a result, the balance in deferred revenue is amortized into licensing revenue on a straight-line basis to 2022.

Plan of arrangement with Paladin Labs Inc. (Paladin)

Research and development revenues represent the amortization of the deferred monthly research and development fee payments received by the Company from Paladin for the period from July 1, 2009 to June 30, 2010, pursuant to the terms of the Research and Development Agreement. Under the agreement, the primary

(14)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

substantive obligations of the Company had been achieved by the Company by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in Canada, South Africa and Israel and to provide further support and cooperation to Paladin over the life of the agreement. As a result, the balance in deferred revenue at January 1, 2011 is amortized into research and development revenue on a straight-line basis over the remaining life of the agreement, which ends in June 2016.

11	Contingent consideration

The Company has recorded the contingent consideration payable to ILJIN resulting from the Arrangement Agreement completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN at fair value.

There were two categories of contingent consideration. The first was a financing milestone of $1,600,000 payable on the Company completing a financing of up to $10,000,000. The Company closed a $52,000,000 private placement on February 14, 2014 and, accordingly, this financing milestone was paid to ILJIN by the Company in February 2014.

The second category of contingent consideration relates to payments of up to $10,000,000 to be paid in five equal tranches according to the achievement of pre-defined clinical and marketing milestones. If all milestones are met, the timing of these payments is estimated to occur as follows:

$

2017	4,000
2020	6,000

The fair value of this portion of contingent consideration as at December 31, 2015 was estimated to be $3,810,000 (December 31, 2014 – $3,473,000) and was determined by applying the income approach. The fair value estimates as at December 31, 2015 were based on a discount rate of 10% and an assumed probability adjusted payment range between 35% and 70%. This is a Level 3 recurring fair value measurement. The revaluation expense adjustment for the year ended December 31, 2015 was $337,000 (2014 – $848,000), which was comprised of $337,000 (2014 – $315,000) to reflect the reduction in time until reaching the milestone dates and $nil (2014 – $533,000) to reflect the reduction of the discount rate to 10% as at March 31, 2014 from 15% as at December 31, 2013, with the probabilities for payments being the same.

The fair value of this portion of contingent consideration as at December 31, 2013 was estimated to be $2,690,000 and was determined by applying the income approach. The fair value estimates as at December 31, 2013 were based on a discount rate of 15% and an assumed probability adjusted payment range between 35% and 70%.

(15)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

12	Derivative warrant liability

On February 14, 2014, the Company completed a $52,000,000 private placement (the Offering). Under the terms of the Offering, the Company issued 18,919,404 units (the Units) at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. The derivative liability will ultimately be converted into the Company’s equity (common shares) when the Warrants are exercised, or will be extinguished on the expiry of the outstanding Warrants, and will not result in the outlay of any cash by the Company.

In the first quarter ended March 31, 2015, a holder of these Warrants elected this option and the Company issued 66,000 common shares on the cashless exercise of 182,000 Warrants. These Warrants had a fair value of $636,000 at the date of exercise, determined using the Black-Scholes warrant pricing model. This amount was transferred from derivative warrant liability to common shares.

As at December 31, 2015, the Company recorded a derivative warrant liability of $5,499,000 (December 31, 2014 – $11,235,000), which resulted in a gain on revaluation of a derivative warrant liability for the year ended December 31, 2015 of $5,101,000 related to the outstanding derivative liability warrants (December 31, 2014 –loss on revaluation of a derivative warrant liability of $2,774,000).

The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based on the contractual term.

The Company uses the Black-Scholes option pricing model to estimate fair value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liability on December 31, 2015 and December 31, 2014.

	2015	2014
	$	$

Annualized volatility	84%	85%
Risk-free interest rate	1.19%	1.32%
Expected life of warrants in years	3.13	4.13
Dividend rate	0.0%	0.0%
Market price	2.47	3.67
Fair value per Warrant	1.21	2.37

(16)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

This is a Level 3 recurring fair value measurement.

The key Level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the obligation by approximately $833,000 as at December 31, 2015. If the market price were to decrease by a factor of 10%, this would decrease the obligation by approximately $807,000. If the volatility were to increase by 10%, this would increase the obligation by approximately $544,000. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $574,000 as at December 31, 2015.

13	Share capital

a)	Common shares

Authorized
Unlimited common shares without par value

Issued

	Common shares
	Number	$
	(in thousands)

Balance as at January 1, 2015	31,818	259,712
Issued pursuant to exercise of warrants	348	1,020
Issued pursuant to exercise of derivative liability warrant (note 12)	66	636
Issued pursuant to exercise of stock options	55	277

Balance as at December 31, 2015	32,287	261,645

Balance as at January 1, 2014	12,375	220,908
Issued pursuant to February 14, 2014 private placement	18,919	40,059
Share issue costs related to private placement	-	(2,844)
Issued pursuant to exercise of warrants	524	1,589

Balance as at December 31, 2014	31,818	259,712

On February 14, 2014, the Company completed a $52,000,000 private placement as described in note 12.

Share issue costs included a 7.5% cash commission of $3,495,000 paid to the placement agents and filing, legal and escrow fees of $198,000 directly related to the Offering of which $203,000 and $646,000 were allocated to the contingent warrants and derivative warrant liability, respectively, and expensed in the year.

(17)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

In addition, in the event the Company would not be able to reduce the size of its Board of Directors to seven directors within 90 days following closing of the Offering, an additional 0.1 Warrants would be issued for each Unit purchased by a subscriber for every additional 90-day period delay, up to a maximum of 0.35 Warrants per Unit. This represented a maximum of 6,621,791 additional Warrants (Board Warrants).

If the Company did not obtain approval to list its common shares on NASDAQ within 12 months following the closing of the Offering, the Company agreed to issue an additional 0.1 Warrants for each Unit purchased by a subscriber for every 90-day period delay, up to a maximum of 0.35 Warrants per Unit. This represented a maximum of 6,621,791 additional Warrants (NASDAQ Warrants). All securities issued in connection with the Offering were subject to a four-month hold period from the date of issuance in accordance with applicable securities law, which expired on June 15, 2014.

The Board Warrants and NASDAQ Warrants were contingently issuable and since the number of warrants to be issued was variable, they met the definition of financial liabilities under IFRS, which needed to be measured at fair value at each reporting period. As such, the warrant liabilities were recurring fair value measures categorized in Level 3 of the fair value hierarchy. The value of each warrant was calculated using the Black-Scholes method (with significant assumptions as disclosed in section (b) below) which resulted in an individual warrant value of $2.20. The number of warrants expected to be issued, which is dependent on the probability of the expected outcomes and timing of those outcomes, was an unobservable input that was initially estimated at February 14, 2014.

As there was a degree of uncertainty in achieving the reduction of its Board of Directors to seven directors and obtaining a NASDAQ listing, the Company recorded an initial warrant liability of $2,834,000 related to the contingently issuable warrants. Management used weighted average probability factors of 3% for Board Warrants and 16% for NASDAQ Warrants in determining the contingent settlement liability.

On May 7, 2014, the Company held its Annual General and Special Shareholder Meeting at which the shareholders approved the composition of the Board at seven directors, therefore extinguishing the Board Warrant liability relating to this condition. As a result, the Company recorded a gain on extinguishment of warrant liability of $438,000 in other expense (income) in the second quarter ended June 30, 2014.

On September 2, 2014, the Company obtained a listing on the NASDAQ Global Market, therefore extinguishing the warrant liability relating to the condition of obtaining a NASDAQ listing. As a result, the Company recorded a gain on extinguishment of warrant liability of $1,750,000 in other expense (income) in the third quarter ended September 30, 2014. The Company had previously recorded a gain on remeasurement of warrant liability of $646,000 in other expense (income) in the second quarter ended June 30, 2014.

(18)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

b)	Warrants

Issued

		Warrants
	Number	$
	(in thousands)

Balance as at January 1, 2015	1,724	1,804
Warrants exercised	(348)	(335)
Warrants expired	(8)	(172)

Balance as at December 31, 2015	1,368	1,297

Balance as at January 1, 2014	2,318	2,256
Warrants exercised	(523)	(406)
Warrants expired	(71)	(46)

Balance as at December 31, 2014	1,724	1,804

On June 18, 2008, pursuant to a debt financing, the Company issued 8,028 warrants to purchase common shares at a price of CA$50.00 per common share. These warrants expired on June 18, 2015. The fair value attributed to these warrants using the Black-Scholes option pricing model was $172,000.

A summary of the outstanding warrants as of December 31, 2015 is presented below:

		Weighted
		average
		exercise
Expiry date		price
	Number	$
	(in thousands)
Exercisable in CA$
September 20, 2016 (CA$2.25 and CA$2.50)	1,039	1.80
June 26, 2018 (CA$2.25 and CA$2.50)	315	1.81
December 31, 2018 (CA$2.00)	14	1.50

	1,368	1.80
Exercisable in US$
February 14, 2019 (note 12)	4,548	3.22

	5,916	2.89

c)	Stock options and compensation expense

The maximum number of common shares issuable under the Stock Option Plan is equal to 10% of the issued and outstanding common shares at the time the common shares are reserved for issuance. As at December 31, 2015, there were 32,287,000 common shares of the Company issued and outstanding, resulting in a maximum of 3,228,700 options available for issuance under the Stock Option Plan. As at

(19)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

December 31, 2015, an aggregate total of 2,713,000 options were outstanding, representing 8.4% of the issued and outstanding common shares of the Company.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options that expire may be re-granted. The Board of Directors approves the vesting criteria and periods at its discretion. The options issued under the plans are accounted for as equity-settled share-based payments.

A summary of the status of the Company’s stock option plans as of December 31, 2015 and 2014 and changes during the years ended on those dates is presented below:

		2015		2014
		Weighted		Weighted
		average		average
		exercise		exercise
		price in		price in
	Number	CA$	Number	CA$

Outstanding – Beginning of year	1,376	3.68	276	5.04
Granted	1,456	4.29	1,212	3.51
Exercised	(55)	3.50	-	-
Expired	(22)	3.50	(34)	7.50
Cancelled	(25)	4.25	(78)	4.56
Forfeited	(17)	4.72	-	-

Outstanding – End of year	2,713	4.00	1,376	36.8

Options exercisable – End of year	2,063	3.98	843	371

On January 6, 2015, the Company granted 960,000 stock options to directors, officers and employees of the Company at a price of $3.59 (CA$4.25) per common share.

On April 7, 2015, the Company granted 48,000 stock options to employees of the Company at a price of $4.15 (CA$5.19) per common share.

On June 2, 2015, the Company granted 60,000 stock options to the new directors appointed at the Annual General Meeting of Shareholders held on May 26, 2015 at a price of $3.47 (CA$4.31) per common share.

On August 17, 2015, the Company granted 323,000 stock options to officers and a new employee of the Company at a price of $3.40 (CA$4.45) per common share.

On December 18, 2015, the Company granted 65,000 stock options to employees of the Company at a price of $2.43 (CA$3.39) per common share.

The stock options granted in 2015 all vest in equal amounts over 12 months and are exercisable for a term of five years.

(20)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

On February 18, 2014, the Company granted 1,192,200 stock options to certain directors and officers of the Company at a price of $3.19 (CA$3.50) per common share. The options are exercisable for a term of ten years and vest over specific time periods with the exception of 50,000 options, which vested during the year upon the Company achieving a specific milestone. On November 18, 2014, the Company granted 20,000 stock options to a new director of the Company at a price of $3.44 (CA$3.91) per common share. These options are exercisable for a term of five years and vest in equal amounts over 12 months.

Application of the fair value method resulted in charges to stock-based compensation expense of $3,224,000 for the year ended December 31, 2015 (2014 – $2,186,000) with corresponding credits to contributed surplus. For the year ended December 31, 2015, stock compensation expense has been allocated to research and development expense in the amount of $862,000 (2014 – $nil); corporate and administration expense in the amount of $2,362,000 (2014 – $1,933,000); and restructuring costs in the amount of $nil (2014 – $253,000).

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2015 and 2014.

The following weighted average assumptions were used to estimate the fair value of the options granted during the year ended December 31:

	2015	2014
	$	$

Annualized volatility	85%	85%
Risk-free interest rate	0.92%	1.73%
Expected life of options in years	3.9 years	7.1 years
Estimated forfeiture rate	11.1%	11.9%
Dividend rate	0.0%	0.0%
Exercise price	$3.51	$3.19
Market price on date of grant	$3.51	$3.19
Fair value per common share option	$2.13	$2.38

The Company considers the history of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based on the contractual term taking into account expected employee exercise and expected post-vesting employment termination behaviour.

(21)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

The following table summarizes information on stock options outstanding as at December 31, 2015:

		Options	Options
		outstanding	exercisable
		Weighted
		average
Range of		remaining
exercise	Number	contractual	Number
prices	outstanding	life (years)	outstanding
CA$
	(in thousands)		(in thousands)

3.39	1,292	7.82	996
4.25	1,313	4.19	990
5.19	38	4.27	26
7.00	70	0.59	51

	2,713	5.83	2,063

14	Nature of expenses

	2015	2014
	$	$
Research and development
Study contracts, consulting and other outside services	10,999	6,584
Drug supply and distribution	1,983	894
Wages and employee benefits	1,429	1,030
Stock compensation expense	862	-
Patent annuity and legal fees	313	316
Travel	274	212
Other	122	76

	15,982	9,112

	2015	2014
	$	$
Corporate, administration and business development
Stock compensation expense	2,362	1,933
Wages and benefits	1,721	2,003
Professional and consulting fees and services	698	952
Trustee fees, filing fees and other public company costs	364	732
Directors fees	308	455
Office, insurance, information technology costs and other	308	229
Travel and promotion	300	295
Rent, utilities and other facility costs	202	291

	6,263	6,890

(22)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

15	Restructuring costs

	2015	2014
	$	$

Severance, moving costs and other	-	475
Provision for loss on sublease agreement	-	340
Stock compensation expense	-	253

	-	1,068

The Company recorded restructuring costs related to the shutdown of the Edmonton lab facility in 2014 and the transfer of the head office and all business operations except for the finance function to Victoria, British Columbia. The finance group also moved to smaller premises during the year. These restructuring costs included moving costs, retention and/or severance costs and a provision for the estimated loss on the sublease agreement related to the Edmonton lab facility in the amount of $340,000.

The remaining $116,000 provision for restructuring costs liability as at December 31, 2015 is reflected on the consolidated statements of financial position in current liabilities as the sublease expires on September 30, 2016.

In addition, the Company recorded restructuring costs related to its divestiture of its early stage NICAMs assets. On February 14, 2014, the Company signed a NICAMs Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Corp. (Ciclofilin), a company controlled by the former Chief Executive Officer and Chief Scientific Officer, whereby it divested its early stage research and development NICAMs assets, consisting of intellectual property, including patent applications and know-how to Ciclofilin. There was no upfront consideration received by the Company and future consideration will consist of milestones relating to the clinical and marketing success of NICAMs and a royalty. Due to NICAMs’ early stage of development, the Company estimated the fair value of the consideration to be $nil at the time of the disposition and as at December 31, 2015.

The Company recorded $216,000 of restructuring costs related to the NICAMs in 2014. These restructuring costs consisted of severances of $115,000 paid to the three employees working on the NICAMs and $101,000 of other NICAMs related expenses, including wage and patent costs incurred from January 1, 2014 to the divestiture date. The Company also recorded as restructuring costs in 2014 stock compensation expense of $253,000 related to stock options granted in February 2014 to the former Chief Executive Officer and Chief Scientific Officer pursuant to his termination agreement.

(23)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

16	Other expense (income)

	2015	2014
	$	$
Finance income
Interest income	(50)	(65)

Finance costs
Interest on drug supply loan	-	30

Other
Revaluation adjustment on contingent consideration (note 11)	337	848
Foreign exchange loss (gain)	(159)	119
Gain on extinguishment of warrant liability (note 13(a))	-	(2,188)
Gain on remeasurement of warrant liability (note 13(a))	-	(646)
Share issue costs allocated to warrant liability	-	203
Gain on disposal of equipment	-	(4)

	178	(1,668)

	128	(1,703)

17	Income taxes

As at December 31, 2015, the Company has available Canadian non-capital losses in the amount of $51,848,000 (2014 – $40,156,000) to reduce Canadian taxable income in future years. The Company has unclaimed investment tax credits of $952,000 (2014 – $904,000) available to reduce future Canadian income taxes otherwise payable.

The losses and credits will expire as follows:

	Non-capital
	losses	Federal
	carried	investment
	forward	tax credits
	$	$

2029	3,294	30
2030	2,341	50
2031	1,777	280
2032	7,224	184
2033	5,528	75
2034	13,029	131
2035	18,655	202

(24)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

As at December 31, 2015 and December 31, 2014, temporary differences for which no deferred tax asset was recognized were as follows:

	2015	2014
	$	$
Deferred tax assets (liabilities)
Loss carry-forwards	13,892	10,062
Share issue costs	526	806
Deferred revenue	473	517
Property and equipment	3	1
Intangible assets	564	622
Other	46	20

	15,504	12,028
Potential tax assets not recognized	(15,504)	(12,028)

Net deferred tax assets	-	-

Given the Company’s past losses, management does not believe that it is more probable than not that the Company can realize its deferred tax assets and therefore it has not recognized any amount in the consolidated statements of financial position.

The difference between the expected income tax recovery based on a 26.0% (2014 – 25.0%) Canadian statutory tax rate and the actual income tax recovery is summarized as follows:

	2015	2014
	$	$

Expected recovery at the statutory rate	(4,931)	(4,855)

Non-taxable revaluation and extinguishment of warrant liabilities – net	(291)	(241)
Non-deductible expenses including stock compensation	-	815
Non-deductible portion of capital gain	-	1
Unrecognized deductible temporary differences	5,222	4,280

Total income tax recovery	-	-

(25)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

18	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the year. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the year ended December 31, 2015 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the year ended December 31, 2015 because to do so would be anti-dilutive.

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	2015	2014
	$	$

Net loss for the year	(18,607)	(19,421)

		Number

Weighted average common shares outstanding	32,154	29,158

	$	$

Net loss per common share (expressed in $ per share)	(0.58)	(0.67)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	2015	2014

Stock options	2,713	1,376
Warrants (derivative liability)	4,548	4,730
Warrants (equity)	1,368	1,724

	8,629	7,830

(26)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

19	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic information reflects revenue based on customer location.

	2015	2014
	$	$
Revenue
Canada	117	160
China	118	118

	235	278

20	Supplementary cash flow information

Net change in other operating assets and liabilities

	2015	2014
	$	$

Accounts receivable	45	9
Prepaid expenses and deposits	307	(734)
Accounts payable and accrued liabilities	869	(308)
Drug supply loan	-	(1,197)

	1,221	(2,230)

Interest paid	-	30

Interest received	56	47

(27)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

21	Related parties

Compensation of key management

Key management includes directors and officers of the Company.

Compensation awarded to key management was composed of the following:

	2015	2014
	$	$

Salaries and short-term employee benefits	1,681	1,768
Bonuses accrued or paid	492	921
Director fees	230	456
Stock-based compensation	1,132	2,186

	3,535	5,331

Other

Stephen P. Robertson, a partner at Borden Ladner Gervais (BLG), commenced acting as the Company’s corporate secretary on June 16, 2014. The Company incurred legal fees in the normal course of business to BLG of $101,000 for the year ended December 31, 2015 compared to $28,000 for the period from June 16, 2014 to December 31, 2014. Mr. Robertson receives no additional compensation for acting as the corporate secretary.

22	Commitments and contingencies

The Company entered into an agreement, effective June 1, 2014, to sublease 4,418 square feet of office and storage space at its head office location in Victoria, British Columbia. The sublease is for a term of five years, with the Company having the right to terminate after the third year at no cost. The estimated base rent plus operating costs on a monthly basis for the period from January 1, 2016 to May 31, 2017 is approximately $9,000 per month.

The Company entered into an agreement on November 14, 2014 to lease 1,247 square feet of office space for the Edmonton, Alberta registered office where the Company’s finance group is located. The lease is for a term of two years commencing on January 1, 2015 at a cost of approximately $1,300 per month.

The Company also entered into an eighteen (18) month agreement to rent an office in a shared office facility in Bellevue, Washington commencing on April 1, 2015 at a cost of approximately $5,000 per month.

On October 1, 2013, the Company reduced its leased lab premises cost in Edmonton, Alberta by entering into a three-year sublease with the head lessee for approximately 9,000 square feet while vacating the remaining 16,318 square feet it had previously been leasing.

(28)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

The cost of the subleased space for the remainder of the term (January 1, 2016 to September 30, 2016) is approximately $16,000 monthly and includes base rent, utilities and operating costs. The Company paid the head lessee a deposit of $145,000 for the last seven months of rent. The Company in turn, effective October 15, 2014, subleased out this 9,000 square foot space for approximately $6,000 per month for the remaining term of the sublease as it no longer required this space (see note 15 – provision for loss on sublease).

The Company recorded a sublease recovery of $81,000 for the year ended December 31, 2015 (2014 –$124,000) related to the Edmonton lab facility, which has been netted against the gross rent expense of $384,000 (2014 – $405,000).

The Company has entered into contractual obligations for services and materials required for the Phase IIb clinical trial and other operational activities.

Future minimum lease payments for its premises and the minimum amount to exit the Company’s contractual commitments are as follows:

	Operating	Purchase
	lease	obligations
	$	$

2016	298	225
2017	43	16

	341	241

  Contingencies

i)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)

The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company

iii)

The Company has entered into licence and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements.

(29)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

23	Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings and private placements of common shares. The Company has also met its liquidity needs through non-dilutive sources such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal year. The Company is not subject to externally imposed capital requirements.

24	Financial instruments and fair values

As explained in note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and for items measured at fair value, whether changes in fair value are recognized in the consolidated statements of operations and comprehensive loss. Those categories are fair value through profit or loss; loans and receivables; and, for most liabilities, amortized cost.

In establishing fair value, the Company used a fair value hierarchy based on levels defined below:

  Level 1 – defined as observable inputs such as quoted prices in active markets.

  Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

  Level 3 – defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

(30)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

The Company has determined the carrying values of its short-term financial assets and financial liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and financing milestones payable to ILJIN (note 11), approximate their fair value because of the relatively short period to maturity of the instruments. Information on the fair value of long-term contingent consideration is included in note 11, and information on the fair value of derivative warrant liability is included in note 12.

Financial risk factors

The Company’s activities can expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

  Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage, as discussed in note 23. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s budget, as well as any material transactions out of the ordinary course of business. The Company invests its cash equivalents in bankers’ acceptances and/or guaranteed investment certificates with 30 to 90-day maturities to ensure the Company’s liquidity needs are met. The short-term investment consists of a discount bank note with a term of 180 days.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt. As described in note 2, the Company is dependent on raising additional financing to sustain operations and complete the clinical trial.

All of the Company’s financial liabilities are due within one year except for the contingent consideration, as described in note 11 and the derivative warrant liability, as described in note 12.

  Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates. Accounts receivable and accounts payable and accrued liabilities bear no interest.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s policy limits the investing of excess funds to liquid guaranteed investment certificates and bankers’ acceptances. The Company’s exposure to interest rate risk as at December 31, 2015 is considered minimal.

(31)

Aurinia Pharmaceuticals Inc.
Notes to Consolidated Financial Statements
December 31, 2015 and December 31, 2014

(expressed in US dollars, tabular amounts in thousands)

  Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk variations in exchange rates between the US$ and foreign currencies, primarily with the CA$, will affect the Company’s operating and financial results.

The following table presents the Company’s exposure to the Canadian dollar:

	2015	2014
	$	$

Cash and cash equivalents	116	138
Accounts receivable	39	60
Accounts payable and accrued liabilities	(803)	(860)

Net exposure	(648)	(662)

	Reporting date rate
	2015	2014
	$	$

CA$ – US$	0.723	0.862

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the CA$ would have increased the net loss by $65,000 assuming all other variables remained constant. An assumed 10% weakening of the CA$ would have had an equal but opposite effect to the amounts shown above, on the basis all other variables remain constant.

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents were held at a major Canadian bank. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

(32)